Exhibit 19.1

MEDALIST DIVERSIFIED REIT, INC.

INSIDER TRADING POLICY

This Insider Trading Policy (this “Policy”) of Medalist Diversified REIT, Inc. (the “Company”) prohibits  directors, officers and  all other employees from engaging  in “insider trading” of Company securities, including stock, stock options, operating partnership units and anything convertible into stock or partnership units. It can be considered insider trading when any of the foregoing persons uses material, non- public information to make decisions to purchase, sell, give away  or otherwise trade the Company’s securities. Providing such information to others, or “tipping,” can also be considered insider trading. Insider trading is a violation of federal law and can subject both the insider and the Company to civil and criminal penalties under federal securities laws. Violation of this Policy may also result in disciplinary action up to and including termination of employment or removal as a director.

Although insider trading is a very serious offense, not all transactions by a Company employee in Company securities are prohibited. The purpose of this Policy is to help Company directors, officers and employees determine when the purchase and sale of Company securities is allowed and when it is not allowed.

Persons and Transactions Covered by this Policy

This Policy covers all directors, officers and employees of the Company, or of any external manager of the Company (“Covered Persons”) and applies to any and all transactions in Company common stock, options to purchase common stock, operating partnership units and any other types of securities that the Company may issue. This Policy also applies to transactions by family members or other persons living in the same household and by any other person or entity, including a trust, corporation, partnership or other association, whose Company securities are beneficially owned by directors, officers or employees of the Company.

Individual Responsibility

All Covered Persons may have access, incidentally or in the course of their work with or at the Company, to information about the Company’s business that is not yet known by the public. It is the duty of each person to keep such information strictly confidential and to disclose or use such information only as appropriate for the legitimate business needs of the Company. In addition, it is the duty of each Covered Person not to use this information for direct or indirect personal gain. Thus, each Covered Person is responsible for understanding this Policy and following its guidelines. A copy of this Policy will be delivered to all Covered Persons and each will be required to certify compliance with its terms.

Potential Civil and Criminal Penalties

An individual who trades or tips material non-public information is subject to civil penalties of up to three times the profit gained or loss avoided. In addition, insider trading is a crime and the penalties for violating the law include imprisonment, disgorgement of profits, and criminal fines of up to $5,000,000 for individuals and $25,000,000 for entities. If the Company were found by a court to have failed to take appropriate steps to prevent insider trading, the Company would be subject to civil penalties of up to the greater of $1,000,000 or three times the amount of profit gained or loss avoided by the violator.

The Company’s Compliance Officer

The Company’s Compliance Officer, appointed on an annual basis for a term of one year, will administer and oversee compliance with this Policy. The Compliance Officer’s main responsibilities are to ensure that all Company directors, officers and employees are aware of and fully understand the Policy and that the Policy remains up to date with new developments in insider trading laws, and to pre-clear all proposed transactions by the Company’s directors, officers and employees in the Company’s securities, except for transactions to which the Company is a party. Any questions about this Policy or the transactions it covers should be discussed with the Compliance Officer before the entering into of a commitment to purchase or sell Company securities. If at any time no Compliance Officer is then appointed, the Company’s Chief Executive Officer shall act as the Compliance Officer and all references to the Compliance Officer set forth herein shall be deemed to refer to the Chief Executive Officer.

GENERAL PRINCIPLES AND DEFINITIONS

What is “material information”?

Insider trading restrictions come into play only if the information you possess is “material.” Materiality, however, involves a relatively low threshold. Information is generally regarded as “material” if it has market significance—that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision.

Information dealing with the following subjects is reasonably likely to be found to be material in particular situations:

•plans to acquire new properties or sell existing properties;

•gain or loss of significant customers;

•changes in assets, liabilities, reserves, dividends, or any other financial information that is likely to affect the financial outlook of the Company;

•changes in earnings estimates or unusual gains or losses in major operations;

•major changes in management;

•changes in debt ratings;

•proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances or licensing arrangements;

•public offerings; and

•new or proposed financing, leasing, acquisition, development, construction or similar information concerning the Company’s data centers or other property.

Material information is not limited to the foregoing. It is also not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger or acquisition or the introduction of a new business partner,  the point at which disclosure is determined to be material is determined by balancing the likelihood that the event will occur against the effect the event would have on the Company’s operations or stock price if it does occur. In other words, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether information is material, a person should always presume it is material until informed otherwise. If a person is unsure whether information is material, that person should consult with the Company’s Compliance Officer before making any decision to disclose such information (other than to persons who need to know such information or as otherwise required by law) or to trade in or recommend securities to which that information relates.

What is “non-public” information?

“Non-public” information is any information that has not been disclosed by the Company to the general public through a press release, a public filing with the U.S. Securities and Exchange Commission or other regulatory agency, posting information on the Company’s website or otherwise making information widely available to the public. Once the information has been publicly disclosed and has been available for a period of time sufficient to allow the market to understand and react to the information (usually two or three days), it is no longer “non-public information.”

BUYING AND SELLING COMPANY SECURITIES

When is trading in Company securities prohibited?

Blackout Periods. Officers, directors and employees of the Company are prohibited from trading during certain “blackout periods.” These are times when all Company “insiders” are presumed to have material, non-public information (regardless of whether they actually have such information).

The Company observes an automatic blackout period each quarter during the period when the Company’s financial statements are being prepared, since this is considered to be the time when it is most likely that directors, officers and employees will possess or have access to information that the public does not. This blackout period begins one week before the end of the quarter and ends two days after the Company’s earnings for that quarter have been made public (generally within 45 days of the end of a quarter or 90 days after the end of a year).

The purpose of these blackout periods is to ensure that no director, officer or employee of the Company trades on the basis of financial information that is not available to the public.

From time to time, other types of material non-public information regarding the Company (such as negotiation of mergers, acquisitions or dispositions) may be pending and not be publicly disclosed. While such material, non-public information is pending, the Company may impose special blackout periods during which directors, officers and employees are prohibited from trading in the Company’s securities. If the Company imposes a special blackout period, it will notify everyone who will be affected.

Additional Prohibited Transactions. It is the policy of the Company that directors, officers and employees may not engage in any of the following activities with respect to Company securities at any time:

•	Short sales (a sale of securities which are not owned by the seller at the time of the sale), including short sales “against the box”;

•Buying or selling puts or calls;

•Buying financial instruments designed to hedge or offset any decrease in the market value of Company securities owned by  the individual directly  or indirectly, including  prepaid variable forward contracts, equity swaps, collars and exchange funds; and

•Frequent trading (for example, daily or weekly) to take advantage of fluctuations in share price.

In addition, because purchasing Company securities on margin can raise potential problems under U.S. securities laws, it is strongly suggested that directors, officers and employees of the Company consult with the Company’s outside legal counsel before purchasing or selling Company securities in margin accounts.

Pre-Clearance Procedure. To prevent inadvertent violations and even the appearance of an improper transaction (for example, where an insider engages in a trade while unaware of a pending material development),  all directors, officers  and employees who want to purchase,  sell or otherwise  transfer Company securities must obtain pre-clearance of their proposed transactions in the Company’s securities from the Company’s Compliance Officer. Pre-clearance may be requested by telephone, email or fax and will be responded to promptly. Pre-clearance requests should describe the type and anticipated timing of the transaction desired and the amount of securities involved. If an approved transaction is not effected within ten (10) business days after receipt of approval, or a shorter period of time if specified by the Compliance Officer, pre-clearance of the transaction must be obtained again. Pre-clearance of transactions to which the Company is a party is not required. In addition, transactions under Rule 10b5-1 trading plans (discussed below) that have previously been approved by the Company do not require pre-clearance by the Compliance Officer.

When is trading in Company securities allowed?

Trading in Company securities by directors, officers and employees of the Company is allowed, after pre-clearance by the Compliance Officer, whenever there is no blackout period in effect (sometimes referred to as a “trading window”), as long as the person making the trade is not in possession of material, non-public information concerning the Company.

Rule 10b5-1 Trading Plans. Directors, officers and employees may also purchase, sell or otherwise transfer Company securities pursuant to a “trading plan” satisfying the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934 and the requirements of this Policy.   All trading plans must be established in writing when the person is not in possession of material, non-public information, and must include a formula or mechanism for determining the price, amount and date on which trades can be made.

The Company must provide written approval of any trading plan. The Company may approve trading plans that prescribe the purchase or sale of Company securities during future blackout periods. Once the plan itself has been approved, directors, officers and employees are not required to obtain pre-clearance of transactions made under the trading plan, as would otherwise be required by the pre-clearance procedure discussed previously in this Policy, as long as the transactions follow the trading plan.

The Company may require that additional provisions be included in a trading plan with the objective of complying with Rule 10b5-1, although the Company will not impose requirements regarding specific trades or trading instructions. The Company may make public disclosures regarding the existence or terms of a trading plan if the Company deems it necessary or desirable and may establish procedures with third parties to ensure timely compliance with Section 16 requirements. The Company reserves the right to require that transactions under a trading plan be suspended during periods when the Company’s management believes that legal, contractual or regulatory restrictions could prohibit such transactions or make them undesirable.

For purposes of this Policy, the temporary suspension of a trading plan, or any amendment to such a plan, will negate any prior approval of the plan by the Company.   In such an event, the suspended or amended plan must be approved again by the Company or transactions pursuant to the plan will be deemed to be a violation of this Policy.

Transaction Reporting. Following any transaction in the Company’s securities, Company directors and officers, as well as those persons deemed to be ten percent (10%) stockholders, are required to file a Form 4 with the SEC no later than the end of the second business day, Eastern Time, after the day on which the transaction is executed. In addition, depending on the transaction and the stockholder’s total holdings, the filing of a Schedule 13D, or changes to previously filed Schedules 13G or 13D, with the SEC may be required. Company officers and directors will also usually be required to file Form 144 with the SEC and comply with certain restrictions of Securities Act Rule 144 whenever they sell shares of the Company’s common stock.

GENERAL

Reporting of Violations. Any director, officer or employee of the Company who violates this Policy or any other prohibitions against insider trading or knows of a violation by any other person must report the violation immediately to the Compliance Officer. Upon learning of any violation, the Compliance Officer will consult with Company management to determine the appropriate response to the violation. As stated previously, violation of this Policy or any laws, rules or regulations regarding insider trading may result in disciplinary action up to and including discharge or removal as a director, officer or employee.

Questions. All questions regarding any of the provisions or procedures of this Policy should be directed to the Compliance Officer.